Filed pursuant to Rule 433
Registration No. 333-133557
3,200,000 Common Shares
AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
             American Safety Insurance Holdings, Ltd. is offering 3,200,000 Common Shares, $.01 par value, pursuant to a Preliminary Prospectus dated June 20, 2006. The Company expects to grant the underwriters the right to purchase 480,000 Common Shares to cover over-allotments. The Common Shares are quoted on the New York Stock Exchange under the symbol “ASI.” On June 19, 2006, the last reported sale price of the Common Shares was $16.24.
      The offering reflects a decrease in the number of shares offered by the Company from 4,013,761. The offering has been further amended to eliminate any sale of Common Shares on behalf of existing shareholders. The gross proceeds from the offering are expected to be $49,600,000, which reflect an expected price to the public of $15.50 per Common Share. The net proceeds from the offering are expected to be $46,872,000 before deducting expenses estimated at $600,000, assuming that the over-allotment option is not exercised.
      The Company intends to make minor modifications to its business plan as a result of the reduction in the size of the offering. The Company’s plan to increase net retentions within its Specialty Program line will be reduced, resulting in a targeted growth rate for net premiums written for the Company as a whole of 16% annually rather than 20% annually. Additionally, the Company was targeting growth in gross premiums written of 10% annually. The Company now will target an 8% increase in gross premiums written annually, with the decrease in expected growth being attributable primarily to a reduction in the number of new products introduced from that number previously anticipated on the basis of greater net proceeds. The Company expects its targeted expense ratio to increase from 33% to 34%. Despite the reduction in gross and net premiums written and increase in targeted expense ratio, the Company expects to be able to achieve its targeted return on equity objectives, primarily because it will have a lower level of average capital.
      You should review carefully the Preliminary Prospectus dated June 20, 2006 for the offering, including the “Risk Factors” section beginning on page 10 of that document. That document is available at www.sec.gov.
June 20, 2006

USE OF PROCEEDS
      The net proceeds of the offering to the Company are expected to be $46,272,000, assuming a public offering price of $15.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses, and assuming that the over-allotment option is not exercised. The Company intends to use the net proceeds from the sale of the Common Shares in the offering to implement its business and growth strategy by (i) increasing the capital and surplus base of its insurance subsidiaries in order to expand in the markets where the Company currently operates and to retain additional premium on the policies it currently underwrites and (ii) use the balance of the net proceeds for general corporate purposes, including potential acquisitions. The precise amounts and timing of expenditures of the net proceeds will depend on the Company’s funding requirements and the availability of other capital resources.
CAPITALIZATION
      The following table shows the consolidated capitalization of the Company at March 31, 2006, and as adjusted to give effect to the receipt and application of the estimated net proceeds from the offering specified under “Use of Proceeds.”

	As of
	March 31,	As Adjusted
	2006	for the Offering

	(In thousands)
Short-term debt	$—	$—
Long-term debt	37,794	37,794

Total debt	37,794	37,794

Shareholders’ equity
Preferred stock, $.01 par value; authorized 5,000,000 shares; no shares issued and outstanding	—	—
Common stock, $.01 par value; authorized 15,000,000 shares; 6,779,031 shares issued and outstanding at March 31, 2006 and 10,030,165 shares issued and outstanding as adjusted for the Offering	68	100
Additional paid-in capital	49,787	96,027
Accumulated other comprehensive income loss	(4,706)	(4,706)
Retained earnings	74,558	74,558

Total shareholders’ equity	119,707	165,979

Total capitalization	$157,501	$203,773

IMPORTANT INFORMATION
      The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-800-388-3647.